UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

Kymera Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

501575104

(CUSIP Number)

JAMES KRATKY

BVF Partners L.P.

44 Montgomery St., 40th Floor

San Francisco, California 94104

(415) 525-8800

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 22, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 501575104

1	NAME OF REPORTING PERSON

BIOTECHNOLOGY VALUE FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,480,742
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,480,742
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,480,742
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 501575104

1	NAME OF REPORTING PERSON

BVF I GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,480,742
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,480,742
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,480,742
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 501575104

1	NAME OF REPORTING PERSON

BIOTECHNOLOGY VALUE FUND II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,861,290
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,861,290
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,861,290
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 501575104

1	NAME OF REPORTING PERSON

BVF II GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,861,290
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,861,290
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,861,290
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 501575104

1	NAME OF REPORTING PERSON

BIOTECHNOLOGY VALUE TRADING FUND OS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		257,754
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

257,754
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

257,754
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP No. 501575104

1	NAME OF REPORTING PERSON

BVF PARTNERS OS LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		257,754
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

257,754
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

257,754
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

7

CUSIP No. 501575104

1	NAME OF REPORTING PERSON

BVF GP HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,342,032
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,342,032
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,342,032
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.9%
14	TYPE OF REPORTING PERSON

OO

8

CUSIP No. 501575104

1	NAME OF REPORTING PERSON

BVF PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,692,604
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,692,604
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,692,604
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.6%
14	TYPE OF REPORTING PERSON

PN, IA

9

CUSIP No. 501575104

1	NAME OF REPORTING PERSON

BVF INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,692,604
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,692,604
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,692,604
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.6%
14	TYPE OF REPORTING PERSON

CO

10

CUSIP No. 501575104

1	NAME OF REPORTING PERSON

MARK N. LAMPERT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,692,604
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,692,604
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,692,604
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.6%
14	TYPE OF REPORTING PERSON

IN

11

CUSIP No. 501575104

1	NAME OF REPORTING PERSON

Gorjan Hrustanovic
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		49,043 (1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

49,043 (1)
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

49,043 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

(1) Excludes shares of Common Stock underlying certain stock options that will not vest within sixty days hereof.

12

CUSIP No. 501575104

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares beneficially owned by BVF, BVF2 and Trading Fund OS and held in the Partners Managed Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.

The aggregate purchase price of the 2,480,742 Shares beneficially owned by BVF is approximately $54,834,507, including brokerage commissions. The aggregate purchase price of the 1,861,290 Shares beneficially owned by BVF2 is approximately $40,629,187, including brokerage commissions. The aggregate purchase price of the 257,754 Shares beneficially owned by Trading Fund OS is approximately $4,891,748, including brokerage commissions. The aggregate purchase price of the 92,818 Shares held in the Partners Managed Account is approximately $1,606,702, including brokerage commissions.

Stock options referencing 40,127 Shares, 20,063 Shares and 12,000 Shares, 49,043 Shares of which Mr. Hrustanovic may be deemed to beneficially own, were awarded to him on August 20, 2020, June 16, 2021 and June 15, 2022, respectively, for no consideration in connection with his service on the Board. Pursuant to a certain agreement entered into between Partners and Mr. Hrustanovic, Mr. Hrustanovic is obligated to transfer the economic benefit, if any, received upon the sale of the Shares issuable upon exercise of the above referenced stock options to Partners.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

(a)                The aggregate percentage of Shares reported owned by each person named herein is based on 54,694,005 Shares outstanding as of August 22, 2022, which is based on information provided by the Issuer.

As of the date hereof, (i) BVF beneficially owned 2,480,742 Shares, representing percentage ownership of approximately 4.5% of the Shares outstanding, (ii) BVF2 beneficially owned 1,861,290 Shares, representing percentage ownership of approximately 3.4% of the Shares outstanding, (iii) Trading Fund OS beneficially owned 257,754 Shares, representing percentage ownership of less than 1% of the Shares outstanding, and (iv) 92,818 Shares were held in the Partners Managed Account, representing percentage ownership of less than 1% of the Shares outstanding.

BVF GP, as the general partner of BVF, may be deemed to beneficially own the 2,480,742 Shares beneficially owned by BVF, representing percentage ownership of approximately 4.5% of the Shares outstanding.

BVF2 GP, as the general partner of BVF2, may be deemed to beneficially own the 1,861,290 Shares beneficially owned by BVF2, representing percentage ownership of approximately 3.4% of the Shares outstanding.

13

CUSIP No. 501575104

Partners OS, as the general partner of Trading Fund OS, may be deemed to beneficially own the 257,754 Shares beneficially owned by Trading Fund OS, representing percentage ownership of less than 1% of the Shares outstanding.

BVF GPH, as the sole member of each of BVF GP and BVF2 GP, may be deemed to beneficially own the 4,342,032 Shares beneficially owned in the aggregate by BVF and BVF2, representing percentage ownership of approximately 7.9% of the Shares outstanding.

Partners, as the investment manager of BVF, BVF2 and Trading Fund OS, and the sole member of Partners OS, may be deemed to beneficially own the 4,692,604 Shares beneficially owned in the aggregate by BVF, BVF2 and Trading Fund OS and held in the Partners Managed Account, representing approximately 8.6% of the Shares outstanding.

BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 4,692,604 Shares beneficially owned by Partners, representing percentage ownership of approximately 8.6% of the Shares outstanding.

Mr. Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the 4,692,604 Shares beneficially owned by BVF Inc., representing percentage ownership of approximately 8.6% of the Shares outstanding.

As of the date hereof, Mr. Hrustanovic beneficially owned 49,043 Shares underlying certain stock options which have vested or will vest within 60 days hereof, representing percentage ownership of less than 1% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(b)       Each of BVF, BVF2 and Trading Fund OS shares with Partners voting and dispositive power over the Shares each such entity beneficially owns. BVF shares with BVF GP voting and dispositive power over the Shares beneficially owned by BVF. BVF2 shares with BVF2 GP voting and dispositive power over the Shares beneficially owned by BVF2. Each of BVF GP and BVF2 GP shares with BVF GPH voting and dispositive power over the Shares each such entity beneficially owns. Trading Fund OS shares with Partners OS voting and dispositive power over the Shares beneficially owned by Trading Fund OS. Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the 4,692,604 Shares they may be deemed to beneficially own with BVF, BVF GP, BVF2, BVF2 GP, Trading Fund OS, Partners OS, BVF GPH and held in the Partners Managed Account. Mr. Hrustanovic has the sole power to vote and dispose of the Shares beneficially owned by him.

(c)       Except for Shares purchased by the Reporting Persons in connection with the Private Placement (as described in Item 6), the Reporting Persons have not entered into any transactions in the Shares during the past sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

14

CUSIP No. 501575104

Securities Purchase Agreement

On August 18, 2022, the Issuer and certain accredited investors (the “Investors”), including certain of the Reporting Persons, entered into a securities purchase agreement (the “Purchase Agreement”) pursuant to which the Issuer agreed to sell and issue to the Investors in a private placement (the “Private Placement”) (i) an aggregate of 2,769,228 Shares, at a purchase price of $26.00 per Share, and/or (ii) 3,000,000 pre-funded warrants (the “Pre-Funded Warrants”) to purchase Shares (the “Warrant Shares” and together with the Shares and the Pre-Funded Warrants, the “Securities”), at a purchase price of $25.9999 per Pre-Funded Warrant. The Private Placement closed on August 22, 2022. In connection with the closing of the Private Placement, BVF, BVF2, Trading Fund OS and Partners (on behalf of the Partners Managed Account) purchased 285,046 Shares, 233,362 Shares, 27,117 Shares and 8,321 Shares, respectively. The Reporting Persons did not purchase any Pre-Funded Warrants.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, which is referenced hereto as Exhibit 99.1.

Registration Rights Agreement

In connection with the Private Placement, the Issuer and the Investors, including certain of the Reporting Persons, entered into a Registration Rights Agreement, dated August 18, 2022 (the “Registration Rights Agreement”), providing for the registration for resale of the Securities that are not then registered on an effective registration statement, pursuant to a registration statement (the “Registration Statement”) to be filed with the SEC on or prior to September 19, 2022 (the “Filing Date”). The Issuer has agreed to use its best efforts to cause the Registration Statement to be declared effective as soon as possible, but in no event later than 45 days of the closing of the Private Placement (or 60 days in the event of a full review of the Registration Statement by the SEC), and to keep the Registration Statement continuously effective for a period that extends from the first date on which the SEC issues an order of effectiveness in relation to the Registration Statement until such date that all registrable securities (as such term is defined in the Registration Rights Agreement) covered by the Registration Statement have been sold thereunder or pursuant to Rule 144 or may be sold without volume or manner-of-sale restrictions pursuant to Rule 144 and without the requirement for the Issuer to be in compliance with the current public information requirement under Rule 144.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is referenced hereto as Exhibit 99.2.

Hrustanovic Stock Options

Stock options referencing 12,000 Shares were awarded to Mr. Hrustanovic on June 15, 2022 for no consideration in connection with his service on the Board. Pursuant to a certain agreement entered into between Partners and Mr. Hrustanovic, Mr. Hrustanovic is obligated to transfer the economic benefit, if any, received upon the sale of the Shares issuable upon exercise of the above referenced stock options to Partners. Such stock options shall vest in full upon the earlier to occur of (i) June 15, 2023 and (ii) the date of the next annual meeting of the Issuer's stockholders.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Securities Purchase Agreement, dated as of August 18, 2022, by and among Kymera Therapeutics, Inc. and the persons party thereto (incorporated by reference to Exhibit 10.1 of the Issuer’s Form 8-K, filed with the SEC on August 19, 2022).
99.2	Registration Rights Agreement, dated August 18, 2022, by and among Kymera Therapeutics, Inc. and the persons party thereto (incorporated by reference to Exhibit 10.2 of the Issuer’s Form 8-K, filed with the SEC on August 19, 2022).
15

CUSIP No. 501575104

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 23, 2022

BIOTECHNOLOGY VALUE FUND, L.P.		BIOTECHNOLOGY VALUE TRADING FUND OS LP

By:	BVF I GP LLC., its general partner	By:	BVF Partners L.P., its investment manager
		By:	BVF Inc., its general partner
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark N. Lampert
President

BVF I GP LLC
BVF GP HOLDINGS LLC
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark N. Lampert
Chief Executive Officer

BIOTECHNOLOGY VALUE FUND II, L.P.
BVF PARTNERS L.P.
By:	BVF II GP LLC, its general partner
		By:	BVF Inc., its general partner
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark N. Lampert
President

BVF II GP LLC
BVF INC.
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark N. Lampert
President

BVF PARTNERS OS LTD.
/s/ Mark N. Lampert
By:	BVF Partners L.P., its sole member	MARK N. LAMPERT
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert	/s/ Gorjan Hrustanovic
	Mark N. Lampert	GORJAN HRUSTANOVIC
President

16